**Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)**

24/7 Labs Corporation
6107 Memorial Hwy, Suite F
Tampa, FL 33615
https://www.24-7labs.com/

Up to $250,000 in Series C Common Stock at $0.10
Minimum Target Amount: $5,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** 24/7 Labs Corporation
**Address:** 6107 Memorial Hwy, Suite F, Tampa, FL 33615
**State of Incorporation:** NV
**Date Incorporated:** August 14, 2006

## Terms:

**Equity**

**Offering Minimum:** $5,000.00 / 50,000 shares of Common Stock
**Offering Maximum:** $250,000.00 / 2,500,000 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $0.10
**Minimum Investment Amount (per investor):** $200.00

## COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

**Offering maximum.**

In reliance on this relief, financial information certified by the Chief Executive Officer and President, setting the offering maximum of $250,000.00.

**Expedited closing sooner than 21 days.**

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

## Voting Rights of Securities Sold in this Offering

**Voting Proxy**. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing.

The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## The Company and its Business

### Company Overview

24-7 Labs Corporation is a medical laboratory testing service based on convenience, affordability, and simplicity. We provide direct to consumer nationwide testing through our partnership with LabCorp of America, the world's leading health care diagnostics company and operator of one of the largest clinical laboratory networks in the world.

The medical laboratory testing market valued at **$205 billion in 2018**. It is projected to surpass **$342 billion globally by 2024**. The aging population and the movements toward preventive care have increased the demand for industry services.

Based on service providers, the global clinical laboratory services market is segmented into stand-alone laboratories like 24-7 Labs, hospital-based laboratories, contract research organizations (CROs) and others.

## Company Summary

Laboratory testing is said to be the first step towards diagnosis and prevention of a disease or any condition. Approximately 80% of physician's diagnoses are a result of laboratory tests. As the battle for health care reforms continues to plague the nation the need for medical laboratory testing services such as 24-7 Labs will see a steady increase.

Research shows that with the increased use of the Internet for medical information, consumers have become medical consumers not just patients. This has created a change in the doctor/patient relationship as individuals become more knowledgeable about their own health and want more control over their personal information and treatment decisions.

24-7 Labs realizes the importance of providing individuals with a service they could use to monitor their health at any time. 24-7 Labs mission is rooted in the dire necessity of healthcare services being available to everyone.

24-7 Labs has managed to maintain a level of success by being flexible, acquiring a trustworthy and impeccable digital reputation, providing exceptional customer service, and expressing a belief that individuals should have the tools to monitor their health on their terms.

The stand-alone laboratories segment is anticipated to dominate the market due to privatization of the laboratories, value added services offered such as online booking (24-7 Labs does this already), sample collection at home etc.

## Mission

Provide direct-to-consumer medical laboratory testing twenty-four hours a day to consumers nationwide via e-commerce outlets.

## Success Keys

Our keys to success include:
1. No insurance required for testing;
2. Health Spending Accounts (HSAs) and Flexible Spending Accounts (FSAs) are accepted;
3. No doctor's orders required for testing;
4. 24-hour testing options are available at our Florida and New York locations; An option our competitors do not offer;
5. Tailored E-Commerce solutions allow our target customers; Millennials, Generation Xers, and Baby Boomers to easily schedule appointments, purchase testing, and receive their results on the go;

## Services

24-7 Labs offers a wide range of medical laboratory testing to individuals nationwide and local. At our Tampa locations individuals are able to visit us on-site and have testing completed. Testing outside of our Tampa locations requires individuals to visit a nearby LabCorp of America location to complete testing.

All services can be purchased through our website, www.24-7labs.com. In addition, potential customers can schedule appointments or chat about purchasing services through our social media platforms, email, or direct phone calls.

## Service Breakdown

Although we offer a variety of medical laboratory testing; over time we have focused on highlighting testing that has been more instrumental to increasing sales.

*Basic Kit – Gonorrhea, Chlamydia & Pregnancy*
*Standard Kit – Basic Kit + Trichomonas*
*Covid-19 Kit – rt-PCR tests the pressure or absence of SARS-CoV-2*
*Comprehensive Kit – Standard Kit + Herpes 1&2 & RPR Syphilis*
*Super Kit – Comprehensive Test + Hep C & HIV*
*Total Kit – Super Kit + Mycoplasma*

According to the CDC, STDs are increasing and the omittance of using protection barriers are the main factors. 2.3 million cases of chlamydia, gonorrhea, and syphilis were diagnosed in 2017, surpassing the record set in 2016 by more than 200,000.

We project no change in our top three selling services and continue to highlight them as major parts in our marketable assets.

## Market Analysis Summary

24-7 Labs target market consists of local customers (walk-ins) or website customers (nationwide). The local and website customers can be further segmented into three distinct groups: **Millennials, Gen Xers, and Baby Boomers**.

**Millennials**. This group of customers is between the ages of 18 – 34 and represent the largest generation of entrepreneurs. They value social issues ahead of economics, prefer to do all their shopping online, are impressed with innovativeness, listen to podcasts, read reviews, value the opinions of others, and are avid social media users on Instagram, SnapChat, and Twitter.

**Gen Xers**. This group of customers is between the ages of 35 – 50, they are paying mortgages, raising children, reading newspapers, technologically adept, independent, money savers, emailers, dual-income families, believe in education as a means to have success, believe in the need for work/life balance.

**Baby Boomers**. This group of customers are between the ages of 51 – 69, they have the highest divorces and second marriage rates in history, most educated, workaholics, prefer phone calls or in-person conversations, Facebook users, highest value as consumers in the market, brand loyal, credit card users, traditional tv consumers, and blog readers.

**Target Market Segment Strategy**

With a very minimal budget, we have focused our efforts on Search Engine Optimization, Social Media, Pay Per Click Ads, and Referrals.
Our goal is to increase our current efforts and implement traditional advertising methods such as coupons, flyers, and events as well as focus on email marketing, audio advertising, increasing digital content, and location-based marketing.

## Web Plan Summary

24-7 Labs recently redesigned its website under the domain name www.24-7labs.com. The website is a mission-critical tool from multiple perspectives. Its primary purpose is to be our e-commerce site and influence nationwide sales. It also serves as a platform to provide information about health, wellness, and testing services.

The homepage provides the most popular testing services and a simplistic way for visitors to find information, schedule appointments, chat, make a call, or purchase testing.

## Website Marketing Strategy

24-7 Labs is developing an integrated approach involving Social Media, Lead pages, SEO, and Pay Per Click Ads to drive higher e-commerce sales.

Social Media and Pay Per Click campaigns will drive targeted customers to www.24-7labs.com or provide the option for them to schedule appointments within the social media platforms.

The SEO strategy heavily relies on key search phrases and backlinks that direct searchers and viewers on other pages to www.24-7labs.com.

## Competition Analysis

The main advantage our competitors have on us is funding. 24-7 Labs two main competitors Any Lab Test Now and Health Check USA are able to invest large sums into their Search Engine Optimization (SEO), Digital Marketing, and Advertising efforts which increases traffic to their websites, builds brand loyalty and recognition, and ultimately generates sales.

24-7 Labs competitive strengths rely upon convenience. Over the years we have gained knowledge and learned which strategies, target markets, and customers to focus our resources on.

Our biggest advantage lies in our Florida locations where we are able to offer 24-hour testing. Our 24-hour service allows individuals to have testing conducted at any time on any day, as long as they schedule an appointment. As of now, none of our local competitors are providing such a service which allows us to dominate the local markets.

**HealthCheckUsa**

*Positive*
• 20 years of experience

*Negative*
• Lacks customer reviews
• Nondescript website design
• Long wait time for results

**Anylabtestnow**

*Positive*
• Has more than 160 locations
• Brand Recognition

*Negative*
• Limited operating hours

**24-7 Labs**

*Positive*
• 24-hour testing at our Florida and locations
• Trustworthy reputation on search platforms
• Allows customers to schedule appointments, purchase testing, communicate with technicians and view results conveniently online through their digital devices

*Negative*
• Lack of funds to increase growth and expansion efforts

## Seasonality

We do not expect to experience material seasonality in the activity level of our business. However, Pandemics and Epidemics may cause additional peaks in our growth.

# The Team

## Officers and Directors

**Name:** Marley Roldan

Positions and Offices currently held with the issuer:

**Position:** Chief Executive Officer and Chairwoman
**Dates of Service:** April 15, 2020 - Present
**Responsibilities:** Leads the team with the purpose of maximizing the value of the company, which may include but isn't limited to maximizing the mission and impact, share price, market share, and/or revenues. Chief Executive also serves as key team member for sharing and amplifying the story and/or narratives of the organization.
**Bio:** Ms. Roldan is the founder and CEO of 24/7 Labs. She has dedicated her entire professional career to give patients the power to control their health by providing convenient, affordable, and easy to understand options for monitoring their wellness. She developed tests which include drug testing for family, employer and legal issues, paternity testing, and 100's of health and wellness testing. She has built the business to several locations throughout the state of Florida with ambitions to grow the company throughout the United States and eventually the world.

**Name:** Dr. Larry Duran

Positions and Offices currently held with the issuer:

**Position:** President and Director
**Dates of Service:** April 15, 2020 - Present
**Responsibilities:** Make sure that direction is communicated on a level that allows all employees to understand their individual roles. Form, staff, guide, lead and manage an organization. Maintain awareness of both the external and internal competitive landscape. Represent the organization in civic and professional association responsibilities and activities.
**Bio:** Dr. Duran began his medical career at the Libre University of Barranquilla Colombia. After Culminating his medical schooling to become a Surgeon, Dr. Duran had to choose between staying in Barranquilla, Colombia, and record his first professional Record with Anibal Velasquez or return to his native Tampa Florida to begin his Internship at Tampa General Hospital. His decision was to finish his medical degree. After finalizing his internship and receiving his Medical Degree as a General Practitioner and Surgeon he organized his own professional vallenato band which participated in many events representing with honor this beautiful folk music. Currently Larry's focus is to interact more with the English-speaking community and the world by integrating his experience  as an entrepreneur and doctor to make health and wellness available to the entire world.

**Name:** Dr. Reinerio Linares, M.D.

Positions and Offices currently held with the issuer:

**Position:** Chief Medical Officer and Director
**Dates of Service:** April 15, 2020 - Present
**Responsibilities:** Cooperate with the executive team to initiate procedures, regulations and programs to benefit our patients and support our Labs in a fiscally responsible manner. Monitor clinical performance and find ways to improve it both administratively and clinically. Assume responsibility for our lab services and create benchmarks to track key performance indicators. Train and motivate our health care providers and support team.
**Bio:** Dr. Rey Linares graduated from Universidad del Cauca in 1984 as a General Medical Doctor and Surgeon. His vocation to serve the underprivileged took him to work for a year and a half in the remote areas of the Colombian Amazon region. He then returned to the city of Cali to work as a General Family Practitioner until 1989, when he moved to New York City to pursue his scientific quest for a cutting-edge medical education in the USA. He was accepted in the Internal Medicine program at Woodhull Medical Center of the Long Island College of Medicine, from which he transferred to Mount Sinai School of Medicine of New York City and Elmhurst Medical Center as a Resident in the Internal Medicine program completed in 1994. From there, he pursued a fellowship specializing in Pulmonary Medicine with an emphasis in Critical Care and Sleep Medicine. He has been Board Certified by the American Board of Internal Medicine, Pulmonary and Sleep Medicine. He moved to Tampa Bay, Florida in 1996 to a private group practice, and has had privileges as a medical staff in several hospitals, practicing all his skills in internal, pulmonary, intensive care and sleep medicine, where he has served in several leadership positions. He has been a participant in health community events and is a speaker in pulmonary and sleep medical issues. Dr. Linares has, in the last few years, taken an interest in alternative & preventive medicine, attending many programs and seminars in this field as well as integrating to his scientific education the study of environmental effects on health outcomes. It is this latest endeavor that has led him to create HyOx Super water Inc. USA, to further the cause of improving community health and environmental preservation as a whole. His expertise in oxygen therapies has been crucial and invaluable in the development and applications of new mechanisms of hyperoxygenation, hyper-hydrogenation and codification of water for superb environmental results as well as human and animal health.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

**Uncertain Risk**
An investment in the Company (also referred to as "we," "us," "our," or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

**Our business projections are only projections**
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

**Any valuation at this stage is difficult to assess**
The valuation for the offering was established by the Company. Startups are difficult to assess, and you may risk overpaying for your investment.

**The transferability of the Securities you are buying is limited**
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

**Your investment could be illiquid for a long time**
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you

receive. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the laboratory testing industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

**If the Company cannot raise sufficient funds it will not succeed**
The Company is offering Common Stock in the amount of up to $250,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

**Terms of subsequent financings may adversely impact your investment**
We will likely need to engage in common equity, debt, or preferred stock financings in the future to continue operations, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

**Management Discretion as to Use of Proceeds**
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

**Projections: Forward Looking Information**
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

***Medical Supply could become scarce for a period.***
Given current market conditions, an increased demand for products commonly used in the business may become more difficult to find in stock. If the company is unable to appropriately source these items, it could have a substantial fiscal impact to the business.

*Possible Restrictive Legislation.*
Healthcare is a highly regulated industry and new legislation could have a negative impact on the standard operations of the company. The transmission of live specimens could require additional care that could raise the cost of operating. The transmission of data to clients could require additional security. Either movement could negatively impact the company's margins.

*Government Environmental Regulations.*
Disposal of specimens is particular. Not adhering to current standards by our labs or any contracted third-party labs could have a negative impact. Additional changes or regulations could also have a negative impact on the company.

*Strategic relationships upon which we may rely are subject to change, which may diminish our ability to conduct our operations.*
The company relies on third party manufacturers and in some cases testing facilities. Should any of these relations dissolve, the company may have to locate new providers. This time without providers may slow the company's ability to deliver product and continue operations.

*Penalties we may incur could impair our business.*
Failure to comply with government regulations could subject us to civil and criminal penalties.

*Compliance with laws and regulations governing our activities could be costly and could negatively impact operations.*
The healthcare industry is highly regulated and includes consistently changing regulations. The company will have to remain vigilant and aware of these changes. When a change is introduced that pertains to the company, it will have to be immediately enacted. Both the monitoring and implementation will come at a cost. Should regulatory changes be dramatic, it could negatively impact the daily operations.

**Minority Holder; Securities with Voting Rights**
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

**You are trusting that management will make the best decision for the company**
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

**Insufficient Funds**
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the

common stock we are offering now, the Company will possibly need to raise more funds in the future, even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

**This offering involves "rolling closings, which may mean that earlier investors may not have the benefit of information that later investors have.**
Once we meet our target amount for this offering, we may request that IPO Wallet instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

**We face significant market competition**
We will compete with larger, established companies who currently have products and services in the market, and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

**The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business**
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

**We rely on third parties to provide services essential to the success of our business**
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will

perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

### *We have a thin capitalization and little equity.*
The company has few reserves and a disruption could put the company in position to call for debt financing, delay operations or cease to exist.

### *We are indemnifying our officers and directors.*
The Board of Directors will have no personal liability.

## Ownership and Capital Structure; Rights of the Securities

### Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Marley Roldan | 55,000,000 | Common Stock | 55.40% |
| Marley Roldan | 100,000 | Preferred A Stock | 33.33% |
| Dr. Larry Duran | 100,000 | Preferred A Stock | 33.33% |
| Dr. Reinerio Linares | 100,000 | Preferred A Stock | 33.33% |

### The Company's Securities
The Company has authorized Common Stock and Preferred A Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,500,000 of its Common Stock.

#### Common Stock

The amount of stock authorized is 500,000,000 with a total of 99,869,283 outstanding as of August 31, 2020.

*Voting Rights*

Each share of common stock receives one vote.

*Material Rights*

**Dividends.** The holders of Common Stock will not receive any dividend payments at this time.

**Liquidation Rights**. Upon the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holder of Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

#### Preferred A Stock

The amount of stock authorized is 5,000,000 with a total of 300,000 outstanding as of August 31, 2020.

*Voting Rights*

Five hundred (500) votes for each Preferred A share (versus one vote for common shares)

**Dividends.** The holders of Preferred Stock will not receive any dividend payments at this time. **Liquidation Rights.** Upon the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holder of Preferred Stock will not be entitled to share in any assets of the Company of whatever kind available for distribution to the holders of Preferred Stock.

## What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:
- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Common Stock
  Final amount sold: $50,000.00
  Use of proceeds: Working capital and other general corporate purposes.
  Date: April 27, 2020
  Offering exemption relied upon: Reg D (Private Placement)

## Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2018

**Revenue:**

The company hasn't produced any revenue in 2019 or 2018. Due to the asset purchase agreement the company only began generating revenues beginning in the second quarter of 2020.

**Cost of sales:**

There weren't any sales in 2019 or 2018. The company began generating revenue in 2020 and has approximately a 40 to 50% margin on sales.

**Gross margins:**

There weren't any gross margins in 2019 or 2018.

**Expenses:**

The company didn't have any expenses in 2019 or 2018. However, after the asset purchase in 2020, the company satisfied all outstanding debt and expenses.

**Historical results and cash flows:**

24/7 Labs cash flow in the past was solely based on corporate and consumer sales from our previous product, wellness kits. Cash flow in the future will be based on new revenue channel and product offering; franchises and lab testing. We do expect to grow into some new areas such as expanding our efforts of acquiring new member-customers and partnerships for larger product distribution.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc.)**

24/7 Labs are currently operational without additional funding at a very minimal capacity. The funds to be raised are critical to our operation. The company has completed a private placement raise of $50K.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The funds are critical to the growth of operations and technological development.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**
The company is currently operational on a very minimal level. The funds to be raised are critical in us being able to offer additional lab services by licensed professionals, expanding the companies' ability to acquire more new members through marketing efforts.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**
With the minimum $5,000 raise, it would not support to the Company in its plan or provide additional runway.

With $250,000.00, we will be able to expand over the next six months post our raise. The expenses will be simply limited to customer acquisition.

**How long will you be able to operate the company if you raise your maximum funding goal?**
The maximum funding goal of $250,000 will allow our team to streamline our process and expand our client acquisition efforts.

When we raise the full $250K we will be fully operational for 12 months. We will focus on providing more services to patients, expanding our footprint and market the company's products to a wider range of people.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc.)**
We plan on a future raise via a Reg A+ or private placement offering after we close our targeted seed round of $250,000 on IPO Wallet.

## Valuation

**Pre-Money Valuation:** $9,986,928

**Valuation Details:**
24/7 Labs Corporation $9.98M pre-money valuation is calculated based on three key factors.

First, we are involved in an industry that helps patients test during the pandemic. The need for testing and laboratories is in demand. Our company is headquartered in Florida where the pandemic is hitting a large amount of the population.

Second, we operate in an industry that will always have a need (healthcare). Also, we are well positioned to test for several other diseases or illnesses after the pandemic is over (we hope).

Lastly, we anticipate receiving our panther machine which will allow us to do testing in-house. Currently, most of the major lab testing companies are operating at max capacity and results are taking between 7-10 days to be returned to patients. We believe our turnaround time on test results will be quicker, allowing us the opportunity to gather a large portion of the current market.

The Company set its valuation internally, without a formal-third party independent valuation.

## Use of Proceeds

If we raise the Target Maximum Offering Amount of $250,000.00, we plan to use these proceeds as follows:

| Use | Amount ($) | Percentage (%) |
|---|---|---|
| IPO Wallet Fees | $23,125 | 9.25% |
| Inventory Purchase | $116,825 | 46.73% |
| Marketing & Legal | $70,100 | 28.04% |
| Operating Capital | $39,950 | 15.98% |
| **Total** | **$250,000** | **100.00%** |

This Offering is on a best effort, $250,000 maximum basis. The minimum of $5,000 must be sold before we can use any Offering proceeds received. All funds paid to us will be available for immediate use. There can be no assurance that any or all of the Securities offered will be sold.

The figures set forth above are estimates and cannot be precisely calculated. No portion of the proceeds will be paid to officers, directors, and their affiliates.

We feel that the Offering proceeds will be sufficient to fund our immediate plans. We will need additional funds to fully develop our business. We may attempt to get such additional funds through bank financing, additional equity financing or other means. The actual application of funds cannot be precisely determined.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

## Regulatory Information

### Disqualification
No disqualifying event has been recorded in respect to the company or its officers or directors.

### Compliance Failure
The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

### Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at 24-7labs.com (A section on 24-7labs.com will be provided for its annual reports.).

The Company must continue to comply with the ongoing reporting requirements until:

(1)     it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)     it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3)     it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4)     it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)     it liquidates or dissolves its business in accordance with state law.

### Updates

Updates on the status of this Offering may be found at: www.ipowallet.com/247labs

### Investing Process

See Exhibit D to the Offering Statement of which this Offering Memorandum forms a part.

**Letter from Our CEO**
**Marley Roldan**

**Message to our Subscribers**

Current and Future Partners,

Thank you for taking the time to review our company. While there are many in the industry who tout spectacular achievement, we are living it in the continued stages of our development. Through real time experience, market expertise and the current crisis, 24-7 Labs Corporation has positioned itself to capture the next movement in personal wellness.

The Covid-19 (The Coronavirus) has further proven the need for reliance on self-monitoring personal health on a personal schedule and not fall victim to an overburdened system for the simplest of answers. 24-7 Labs recognizes this more now than ever before and has initiated the evolution of the home testing market to accommodate not only the citizens of the Tampa Metro Area, but the citizens of the United States.

God willing, by offering the ability to an individual to take control of their own health, 24-7 Labs will be able to extend the reach beyond domestic borders.

Stay Blessed in these trying times,

Sincerely,

Marley Roldan
CEO

**EXHIBIT B TO FORM C**

**FINANCIAL STATEMENTS BY OUR CHIEF EXECUTIVE OFFICER FOR 24/7 LABS CORPORATION.**

[See attached]

I, Marley Roldan (Print Name), the Chief Executive Officer (Principal Executive Officers) of 24/7 Labs Corporation (Company Name), hereby certify that the financial statements of 24/7 Labs Corporation and notes thereto for the periods ending December 31, 2018 (beginning date of review) and December 31, 2019 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information as reported.

For the year 2018 and 2019 the company didn't produce any revenues.

IN WITNESS THEREOF  this Principal Executive Officer's Financial Statement Certification has been executed as of August 31, 2020 (Date of Execution).



_____ (Signature)

CEO _____ (Title)

08/31/2020 _____ (Date)

**24/7 Labs Corporation**

**FINANCIAL STATEMENTS**
**(UNAUDITED)**

**AS OF AND FOR THE YEARS ENDED**
**DECEMBER 31, 2019 AND 2018**

**24/7 LABS CORPORATION**
**Index to Financial Statements**
**(unaudited)**

## 24/7 LABS CORPORATION
## BALANCE SHEETS
## DECEMBER 31, 2019 AND 2018
## (unaudited)

| | December 31, 2019 | December 31. 2018 |
|---|---|---|
| Assets | | |
| Current Assets | | |
| Cash | $ - | $ - |
| Total Assets | - | - |
| | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable and accrued Expenses | - | - |
| Related Party Payable | - | - |
| Total Current Liabilities | - | - |
| | | |
| Stockholders' equity | | |
| Preferred stock, par value $0.001, 5,000,000 Preferred shares authorized; 0 shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively | - | - |
| Common stock, par value $0.001, 500,000,000 shares authorized; 12,018,883 shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively | 12,018 | 12,018 |
| Additional paid in capital | 14,565,520 | 14,565,520 |
| Accumulated Deficit | (14,577,538) | (14,577,538) |
| Total Stockholders' Equity | - | - |
| Total Liabilities and Stockholders' Equity | - | - |

See accompanying notes to financial statements

# 24/7 LABS CORPORATION
## STATEMENTS OF OPERATIONS
## FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
## (unaudited)

| | For the Years Ended December 31, | |
| --- | --- | --- |
| | 2019 | 2018 |
| **Operating Expenses** | | |
| General and administrative expenses | - | - |
| Stock Compensation expenses | - | - |
| Professional Fees | - | - |
| Total Operating Expenses | - | - |
| | | |
| Loss Before other income | - | - |
| | | |
| Other Income (Expenses) | | |
| Interest income, Net | - | - |
| Gain on discounted operations | - | - |
| Total Other Expenses | - | - |
| | | |
| NET PROFIT (LOSS) | - | - |
| | | |
| Income Tax Benefit | - | - |
| | | |
| Net Loss per Common Share - Basic and Diluted | $ (0.00) | $ (0.00) |
| | | |
| Weighted Average Number of Common Shares Outstanding - Basic and Diluted | 12,018,883 | 12,018,883 |

See accompanying notes to financial statements

**24/7 LABS CORPORATION**
**STATEMENTS OF STOCKHOLDERS' EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018**
**(unaudited)**

| | Common Stock | | Preferred Stock | | Additional Paid-In Capital | Stockholders' Deficit | Stockholders' Deficit |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| Balance, January 1, 2018 | 12,018,883 | 12,018 | - | - | $ 14,565,520 | $(14,577,538) | $ - |
| Net Loss | - | - | - | - | - | - | - |
| Balance, December 31, 2018 | 12,018,883 | 12,018 | - | - | 14,565,520 | (14,577,538) | $ - |
| Balance, January 1, 2019 | 12,018,883 | 12,018 | - | - | 14,565,520 | (14,577,538) | - |
| Net Loss | - | - | - | - | - | - | - |
| Balance, December 31, 2019 | 12,018,883 | 12,018 | - | - | $ 14,565,520 | $(14,577,788) | $ - |

See accompanying notes to financial statements

# 24/7 LABS CORPORATION
## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
## (unaudited)

|  | For the Year ended | |
|---|---|---|
|  | December 31, | |
|  | 2019 | 2018 |
| **Cash Flows from Operating Activities** |  |  |
| Net Profit (Loss) | $ - | $ - |
| Adjustment to reconcile net loss to net cash used in cash activities |  |  |
| Shares issued for services | - | - |
| **Changes in operating assets and liabilities** |  |  |
| Related party loan payable | - | - |
| Accounts payable and accrued expenses | - | - |
| **Net Cash Used in Operating Activities** | - | - |
|  |  |  |
| **Cash Flows from Financing Activities** |  |  |
| Issuance of common stock | - | - |
| Issuance of preferred stock | - | - |
| **Net Cash Flows from Financing Activities** | - | - |
|  |  |  |
| Net change in cash and cash equivalents | - | - |
|  |  |  |
| **Cash and cash equivalents, beginning** | - | - |
| **Cash and cash equivalents, end** | $ - | $ - |

See accompanying notes to financial statements

**24/7 LABS CORPORATION**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2019 AND 2018**
**(Unaudited)**

## Note 1 – Organization and basis of accounting

*Basis of Presentation and Organization*

This summary of significant accounting policies of 24/7 Labs Corporation (a development stage company) ("the Company") is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the accompanying financial statements. The Company has realized minimal revenues from its planned principal business purpose and, accordingly, is considered to be in its development stage in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 915 (SFAS No. 7). The Company has elected a fiscal year end of December 31.

### *Business Description*

The Company was incorporated in North Carolina in January 1990. On December 23, 1991, the Company merged into a Delaware corporation bearing the same name as a result of which the Company became a Delaware corporation. On August 14, 2006 the company merged into a Nevada entity and became a Nevada corporation. We began as a manufacturer and distributor of two proprietary drinking water programs: The Drinking Water Machine(TM) and The Raindrop Shoppe(TM). The Drinking Water Machine(TM) was the first in-store water bottling program for grocery stores. The Raindrop Shoppe(TM) provided consumers with an in-store water vending program.

In 1995 we began developing a line of home water test kits designed to enable consumers to test the safety and quality of their home's tap water. In late 1996 we launched the first of our PurTest(R) line of home water testing products, our PurTest(R) Bacteria test kit. By the fall of 1997 we had a comprehensive home water test kit product line on the market. Due to regulatory and financial short comings, the company ended its operations in 2006.

On February 19, 2020 the Eighth District Court of Clark County, Nevada granted the Application for Appointment of Custodian as a result of the absence of a functioning board of directors and the revocation of the Company's charter. The order appointed GrassRoots Advisory, LLC custodial with the right to appoint officers and directors, negotiate and compromise debt, execute contracts, issue stock and authorize new classes of stock. On May 13, 2002, the Company filed a Form 15 terminating the registration of its Common Stock under Section 12(g) of the Securities Exchange Act of 1934.

GrassRoots Advisory, LLC performed the following actions in its capacity as custodian:
- funded any expenses of the company including paying off outstanding liabilities, incurred in 2020.
- brought the Company back into compliance with the Nevada Secretary of State, resident agent and transfer agent.
- Appointed officers and directors and held a shareholders meeting

The custodian received a convertible note in 2020 from the Company in connection with performing its role as custodian of the Company and paying Company debt.

On March 17, 2020, Douglas DiSanti was appointed officer and director; Mr. DiSanti is owner of GrassRoots Advisory, LLC. He resigned all positions on April 14, 2020.

On April 14, 2020, the company appointed Marley Roldan as CEO & Chairwoman, Dr. Larry Duran as President and Director and Dr. Reinerio Linares as Chief Medical Officer and Director.

On April 14, 2020, the Company completed an asset purchase agreement with 24/7 Labs Corporation (the "Subsidiary"). This acquisition was made by the issuance of shares at a one for one conversion rate with the existing shareholders of the Subsidiary. 24-7 Labs Corporation is a medical laboratory testing service based on convenience, affordability, and simplicity. We provide direct to consumer nationwide testing through our partnership with LabCorp of America, the world's leading health care diagnostics company and operator of one of the largest clinical laboratory networks in the world.

On August 12, 2020 GrassRoots Advisory, LLC was granted its motion to terminate custodianship.

The medical laboratory testing market valued at **$205 billion in 2018**. It is projected to surpass **$342 billion globally by 2024**. The aging population and the movements toward preventive care have increased the demand for industry services.

Based on service providers, the global clinical laboratory services market is segmented into stand-alone laboratories like 24-7 Labs, hospital-based laboratories, contract research organizations (CROs) and others.

The accompanying financial statements are prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). The Company is a development stage enterprise devoting substantial efforts to establishing a new business, financial planning, raising capital, and research into products which may become part of the Company's product portfolio. The Company has not realized significant sales through since inception. A development stage company is defined as one in which all efforts are devoted substantially to establishing a new business and, even if planned principal operations have commenced, revenues are insignificant.

The accompanying financial statements have been prepared assuming the continuation of the Company as a going concern. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and is dependent on debt and equity financing to fund its operations. Management of the Company is making efforts to raise additional funding until a registration statement relating to an equity funding facility is in effect. While management of the Company believes that it will be successful in its capital formation and planned operating activities, there can be no assurance that the Company will be able to raise additional equity capital, or be successful in the development and commercialization of the products it develops or initiates collaboration agreements thereon. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

## Note 2 – Summary of significant accounting policies

*Cash and Cash Equivalents*

For purposes of reporting within the statements of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

*Income Taxes*

The Company accounts for income taxes pursuant to FASB ASC Topic 740, Income Taxes. Under FASB ASC Topic 740, deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences.

The Company maintains a valuation allowance with respect to deferred tax assets. The Company establishes a valuation allowance based upon the potential likelihood of realizing the deferred tax asset and taking into consideration the Company's financial position and results of operations for the current period. Future realization of the deferred tax benefit depends on the existence of sufficient taxable income within the carryforward period under the Federal tax laws.

Changes in circumstances, such as the Company generating taxable income, could cause a change in judgment about the reliability of the related deferred tax asset. Any change in the valuation allowance will be included in income in the year of the change in estimate.

*Employee Stock-Based Compensation*

The Company accounts for stock-based compensation in accordance with ASC 718 Compensation - Stock Compensation ("ASC 718"). ASC 718 addresses all forms of share-based payment ("SBP") awards including shares issued under employee stock purchase plans and stock incentive shares.

Under ASC 718 awards result in a cost that is measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest and will result in a charge to operations.

*Impairment of Long –Lived Assets*

The Company reviews and evaluates its long-lived assets for impairment at each balance sheet date and documents such impairment testing. The tests include an evaluation of the assets and events or changes in circumstances that would indicate that the related carrying amounts may not be recoverable. Mineral properties in the exploration stage are monitored for impairment based on factors such as the Company's continued right to explore the area, exploration reports, assays, technical reports, drill results and the Company's continued plans to fund exploration programs on the property, whether sufficient work has been performed to indicate that the carrying amount of the mineral property cost carried forward as an asset will not be fully recovered, even though a viable mine has been discovered.

The tests for long-lived assets in the exploration, development or producing stage that would have a value beyond proven and probable reserves would be monitored for impairment based on factors such as current market value of the mineral property and results of exploration, future asset utilization, business climate, mineral prices and future undiscounted cash flows expected to result from the use of the related assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated future net undiscounted cash flows expected to be generated by the asset, including evaluating its reserves beyond proven and probable amounts.

The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable either by impairment or by abandonment of the property. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds its fair value.

*Adoption of Recent Accounting Pronouncements*

As of December 31, 2015, the Company adopted guidance codified in ASU 2015-03, Interest - Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method pursuant to ASC 835-30-35-2 through 35-3. The Company has applied this guidance retrospectively to all prior periods presented in the Company's financial statements.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

*Recent Accounting Pronouncements*

In February 2016, the FASB issued an accounting standard update for leases. The ASU introduces a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in the current accounting guidance as well as the FASB's new revenue recognition standard. However, the ASU eliminates the use of bright-line tests in determining lease classification as required in the current guidance. The ASU also requires additional qualitative disclosures along with specific quantitative disclosures to better enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The pronouncement is effective for annual reporting periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, for nonpublic entities using a modified retrospective approach. Early adoption is permitted. The Company is still evaluating the impact that the new accounting guidance will have on its consolidated financial statements and related disclosures and has not yet determined the method by which it will adopt the standard.

## Note 3- Going Concern

The accompanying financial statements have been prepared assuming the continuation of the Company as a going concern. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and is dependent on debt and equity financing to fund its operations. Management of the Company is making efforts to raise additional funding until a registration statement relating to an equity funding facility is in effect. While management of the Company believes that it will be successful in its capital formation and planned operating activities, there can be no assurance that the Company will be able to raise additional equity capital or be successful in the development and commercialization of the products it develops or initiates collaboration agreements thereon. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

## Note 4 – Discontinued Operations

The Company has fully impaired all assets since the shutdown of its operations in 2006 and has recorded the effects of this impairment as part of its discontinued operations. With the absence of a substantial amount of the old records and the passage of the statute of limitations the company has recorded a discontinued operations expense in 2006 the most current year since operations shutdown based on the accumulated records obtained to date through the reporting period.

## Note 5 – Related Party Transactions

As of December 31, 2019, the Company didn't have any related party transactions.

## Note 6 – Stockholders Equity

On March 17, 2020, the Company amended its Articles of Incorporation to change its authorized common and preferred stock. Per the amendment the Company now has 500,000,000 common shares and 5,000,000 preferred shares authorized. In addition, the 5,000,000 preferred shares have been designated Series A.

As of December 31, 2019, a total of 12,018,883 shares of common stock with par value $0.001 remain outstanding.

*Preferred Stock*

On March 17, 2020 the Company created 5,000,000 shares of Series A Preferred Stock. On April 14, 2020, the Company issued Marley Roldan 100,000 shares of Series A Preferred Stock. On April 21, 2020 and April 28, 2020, the company issued Dr. Duran and Dr. Linares 100,000 shares of Preferred A Stock, each, respectively.

## Note 7 – Income taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has evaluated Staff Accounting Bulletin No. 118 regarding the impact of the decreased tax rates of the Tax Cuts & Jobs Act. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The U.S. federal income tax rate of 21% is being used due to the new tax law recently enacted.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cut and Jobs Act (the "Tax Act"). The Tax Act establishes new tax laws that affects 2018 and future years, including a reduction in the U.S. federal corporate income tax rate to 21% effective January 1, 2018.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

ASC Topic 740 provides guidance on the accounting for uncertainty in income taxes recognized in a company's financial statements. Topic 740 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

## Note 8 – Subsequent Event

In accordance with SFAS 165 (ASC 855-10) management has performed an evaluation of subsequent events through the date that the financial statements were available to be issued and has determined that the following transaction be disclosed. On April 14, 2020, the company completed an asset purchase agreement with 24/7 Labs Corporation in return for 70,000,000 shares of the company's common stock.

The company is currently non-reporting on OTC Markets under the name Bounce Mobile Systems, Inc. (OTC: BNCM). Upon completion of this offering, the company plans to become "Pink Current" and file a name and ticker symbol change with FINRA.

**EXHIBIT C TO FORM C**

**PITCH DECK**

(See attached)



Provide direct-to-consumer medical laboratory testing twenty-four hours a day to consumers nationwide via e-commerce outlets.

# FORWARD LOOKING STATEMENT

*Certain information set forth in this presentation contains "forward-looking information", including "future oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.*

*These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.*

*Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.*

# Problem

Infectious diseases and sexually transmitted diseases (STDs) are a substantial world-wide health challenge.

- Limited access to tests
- Personal embarrassment and confidentiality
- 30M+ uninsured or uninsurable in the U.S.
- Lack of affordable options









# Solution

## Direct to Consumer



At-Home Testing Kit
Fast Lab Certified Results
private. fast. simple.
24/7 LAB Kit!
HIPAA COMPLIANT
CLIA CERTIFIED LAB PARTNER
PRIVATE & CONFIDENTIAL
24-HOUR CUSTOMER SERVICE

- No Insurance Required
- Available to anyone/anywhere
- Multiple test options for men & women
- Discreet from start to finish
- Affordable
- No doctor's order required
- Private results/not disclosed to 3rd parties
- Easy to use (urine or swab only)
- Accurate testing
- Fast process



# Market

24-7 Labs Corp is a health and wellness testing provider that offers over 185 unique diagnostic
exams for a variety of illnesses and diseases.

### Global Opportunity
The global health diagnostics
Market is projected to cross
$166 billion by the end of 2021

### U.S. Opportunity
New cases of STDs cost nearly $16 billion in direct medical costs each year.

# Target Customers

### Millennials
- 18–34 Prefer to do their shopping online.
- Leader in sales for STD and Drug Testing.

### Generation X
- 35–50 Homeowners high volume of sales
- for STD, DNA & Drug testing.

### Baby Boomers
- 51–69 Prefer calls and in-person visits.
- Leader in sales for preventative testing for
- Cancer & Tumor Markets.

- Local customers in Tampa Florida
- Website Customers National wide



# Business Model







Growth Strategy
Phase 1

Growth Strategy
Phase 2

Growth Strategy
Phase 3

# Certification



College of American Pathologists (CAP)



Clinical Laboratory Improvement Amendments (CLIA)


Competition
EverlyWell
HealthCheck
lab tests for health insights
ANY LAB TEST NOW
myLAB BOX


Customer Acquisition Channels
Corporate Locations
Franchise Locations
24-7 Registered Lab
Online & Mail order
3rd Party Test Contracts

Founding Team
Marley Roldan
CEO
Manages Business Operations, Strategic Development and Business Expert
Dr. Larry Duran
President/Director
International Business Expert, Trained in General Surgery, Detox and Pain Management
Dr. Rey Linares
Chief Medical Director
Oversees Health Testing Procedures, Policies, and Compliance of Federal & State Regulations and Codes







# Financials & Proforma

**24/7 Lab Kits**
**Annual Business Projections - Years 1 2 & 3**

| Description | YEAR 1 # of Units | YEAR 1 Per Unit | YEAR 1 Amounts | YEAR 2 # of Units | YEAR 2 Per Unit | YEAR 2 Amounts | YEAR 3 # of Units | YEAR 3 Per Unit | YEAR 3 Amounts | Notes |
|---|---|---|---|---|---|---|---|---|---|---|
| **Product Sales** | | | | | | | | | | |
| Basic Kit | 2,500 | $ 59 | $ 147,500 | 7,500 | $ 59 | $ 442,500 | 22,500 | $ 59 | $ 1,327,500 | Testing - Gonorrhea / Chlamydia / Pregnancy |
| Standard Kit | 1,500 | $ 129 | $ 193,500 | 4,500 | $ 129 | $ 580,500 | 13,500 | $ 129 | $ 1,741,500 | Testing - Gonorrhea / Chlamydia / Pregnancy / Trichomonas |
| Covid 19 Kit | 10,000 | $ 139 | $ 1,390,000 | 7,500 | $ 139 | $ 1,042,500 | 5,000 | $ 139 | $ 695,000 | Testing - rt-PCR test presence or absence of SARS-CoV-2 |
| Comprehensive Kit | 250 | $ 239 | $ 59,750 | 750 | $ 239 | $ 179,250 | 2,250 | $ 239 | $ 537,750 | Testing - Gonorrhea / Chlamydia / Pregnancy / Trichomonas / Herpes 1 & 2 / RPR Syphilis |
| Super Kit | 250 | $ 289 | $ 72,250 | 750 | $ 289 | $ 216,750 | 2,250 | $ 289 | $ 650,250 | Testing - Gonorrhea / Chlamydia / Pregnancy / Trichomonas / Herpes 1, Herpes 2 / RPR Syphilis/ Hep C / HIV |
| Total Kit | 250 | $ 329 | $ 82,250 | 750 | $ 329 | $ 246,750 | 2,250 | $ 329 | $ 740,250 | Testing - Gonorrhea / Chlamydia / Pregnancy / Trichomonas / Herpes 1, Herpes 2 / RPR Syphilis/ Hep C / HIV/ Mycoplasma |
| **Total Product Sales** | 14,750 | | $ 1,945,250 | 21,750 | | $ 2,708,250 | 47,750 | | $ 5,692,250 | |
| **Costs of Sales** | | | | | | | | | | |
| Basic Kit | 2,500 | $ 12.95 | $ 32,375 | 7,500 | $ 12.30 | $ 92,250 | 22,500 | $ 11.69 | $ 263,025 | |
| Standard Kit | 1,500 | $ 14.25 | $ 21,375 | 4,500 | $ 13.54 | $ 60,930 | 13,500 | $ 12.86 | $ 173,610 | |
| Covid 19 Kit | 10,000 | $ 51.31 | $ 513,100 | 7,500 | $ 48.74 | $ 365,550 | 5,000 | $ 46.30 | $ 231,500 | |
| Comprehensive Kit | 250 | $ 71.25 | $ 17,813 | 750 | $ 67.69 | $ 50,768 | 2,250 | $ 64.31 | $ 144,698 | |
| Super Kit | 250 | $ 85.25 | $ 21,313 | 750 | $ 80.99 | $ 60,743 | 2,250 | $ 76.94 | $ 173,115 | |
| Total Kit | 250 | $ 129.25 | $ 32,313 | 750 | $ 122.79 | $ 92,093 | 2,250 | $ 116.65 | $ 262,463 | |
| Packaging & Boxes | 14,750 | $ 0.63 | $ 9,293 | 21,750 | $ 0.60 | $ 13,050 | 47,750 | $ 0.57 | $ 27,218 | |
| Optima GC Transport Tube | 14,750 | $ 1.25 | $ 18,438 | 21,750 | $ 1.19 | $ 25,883 | 47,750 | $ 1.13 | $ 53,958 | |
| Optima Swab | 14,750 | $ 1.25 | $ 18,438 | 21,750 | $ 1.19 | $ 25,883 | 47,750 | $ 1.13 | $ 53,958 | |
| Urine Sterile Screw Cap | 14,750 | $ 0.25 | $ 3,688 | 21,750 | $ 0.24 | $ 5,220 | 47,750 | $ 0.23 | $ 10,983 | |
| Contents & Instructions | 14,750 | $ 0.15 | $ 2,213 | 21,750 | $ 0.14 | $ 3,045 | 47,750 | $ 0.13 | $ 6,208 | |
| Shipping Costs | 14,750 | $ 20.00 | $ 295,000 | 21,750 | $ 19.00 | $ 413,250 | 47,750 | $ 18.05 | $ 861,888 | |
| Medical Testing Equip | | | $ 34,000 | | | $ 68,000 | | | $ 102,000 | |
| **Total Costs of Sales** | | | $ 1,019,355 | | | $ 1,276,663 | | | $ 2,304,620 | |
| **Gross Profit** | | | $ 925,895 | | | $ 1,431,588 | | | $ 3,387,630 | |
| **General & Administrative Expenses** | | | | | | | | | | |
| Advertising & Marketing | | 10% | 194,525 | | 10% | 270,825 | | 10% | 569,225 | |
| Rental Space | | | 30,000 | | 130% | 39,000 | | 130% | 50,700 | |
| Salaries: Management Team | | | 200,000 | | 130% | 260,000 | | 130% | 338,000 | |
| Salaries: Chief MD | | | 150,000 | | 130% | 195,000 | | 130% | 253,500 | |
| Salaries: Communications | | | 36,000 | | 130% | 46,800 | | 130% | 60,840 | |
| Salaries: Business Development | | | 150,000 | | 130% | 195,000 | | 130% | 253,500 | |
| Salaries: Accounting & Finance | | | 50,000 | | 130% | 65,000 | | 130% | 84,500 | |
| Social Media | | 5% | 97,263 | | 5% | 135,413 | | 5% | 284,613 | |
| Operating & Office Supplies | | 1.5% | 29,179 | | 1.5% | 40,624 | | 1.5% | 85,384 | |
| Insurance Premiums | | | 24,000 | | 110% | 26,400 | | 110% | 29,040 | |
| Taxes & Licenses | | 1.5% | 29,179 | | 1.5% | 40,624 | | 1.5% | 85,384 | |
| **Total General & Administrative Exp.** | | | 990,145 | | | 1,314,685 | | | 2,094,685 | |
| **EBT** | | | $ (64,250) | | | $ 116,903 | | | $ 1,292,945 | |

**EXHIBIT D TO FORM C**

**SUBSCRIPTION PROCESS**

(See attached)

**IPO WALLET SUBSCRIPTION PROCESS (Exhibit D)**

Platform Compensation

- As compensation for the services provided by IPO Wallet, the issuer is required to pay to IPO Wallet a fee consisting of a 9.25% (nine and a quarter percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and/or in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of IPO Wallet. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to IPO Wallet, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on IPO Wallets website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Hitting the Target Goal Early & Oversubscriptions

- IPO Wallet will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

- If a IPO Wallet issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). IPO Wallet will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on IPO Wallet and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

**EXHIBIT E TO FORM C**

**ADDITIONAL CORPORATE DOCUMENTS**

(See attached)

## 24/7 Labs Corporation
## By-Laws
### STATE *of* NEVADA

**Section 1.**    **Purposes:** The Corporation may conduct any lawful business.

**Section 2.**    **Board of Directors:** The management of the property and affairs of this Corporation shall be vested in its Board of Directors, herein referred to as the Board.

**Section 3.**    **Composition of the Board:**

A.    Membership
The Board shall be composed of the Officers of the Corporation and a Director who shall serve as Chairperson of the Board.

B.    Term and Election
The Director and Officers shall be elected by the Stockholders of the Corporation in an election conducted by the Secretary. The Director and Officers shall serve annual terms automatically renewed unless an election is called.

C.    Resignation and Removal
The Director and Officers may resign at any time effective upon written notice to the Director or Secretary. Any Director or Officer may be removed for any reason.

**Section 4.**    **Meetings of the Board:**

A.    Annual Meeting
The Board shall hold an annual meeting. During the annual meeting, the Board shall conduct all business as permitted in the By-Laws.

B.    Special Meetings
A Special Meeting of the Board may be called by the Director or any Officer. Notice of a Special Meeting shall provide at least forty-eight (48) hours' notice to the Director and Officers together with a description of the business to be addressed at the Special Meeting.

C.    Notice
The Secretary shall confirm and/or cause notice of each Meeting to be given to each Director and Officer and shall send a copy to the Corporation's General Counsel.

D.    Conduct of Meetings
Meetings of the Board shall be conducted in a courteous, respectful and professional manner. The Director and Officers shall freely express questions, opinions, and concerns.

E.     Quorum

When there are two (2) or more members of the Board, a majority of the Board must be present to hold a Board Meeting. If Notice has been properly and timely given pursuant to Section 4 (C), and a Board member fails to attend the Board Meeting, then a second meeting may be Noticed to address the same exact business issues. If the same Board member fails to attend the second meeting, then a single Board member shall constitute a quorum sufficient to hold a Board Meeting.

F.     Vote Required to Adopt

Except as set forth in Section 13, a majority vote by the Board Members shall be necessary to carry any motion.

**Section 5.     Meetings of the Stockholders:**

A.     Purpose

A Stockholder Meeting may be held for any purpose.

B.     Notice

Any Stockholder with at least 10% of the total voting rights in the entity may call a Stockholder Meeting by giving at least forty-eight (48) days' notice to each Stockholder together with a description of the business to be addressed at the Stockholder Meeting.

C.     Voting and Proxy Voting

Each Share of stock in the Corporation shall have one (1) vote. Stockholders may vote their Shares directly or via proxy, duly given in writing and filed with the Secretary of this Corporation prior to the commencement of the Meeting.

D.     Quorum

Holders of Shares owning at least fifty-one percent (51%) of the issued and outstanding Shares of stock in the Corporation must be present in person or by proxy in order to hold any Stockholder Meeting.

E.     Vote Required to Adopt

Except as set forth in Section 13, a majority vote by the Stockholders present shall carry any motion.

**Section 6. Notice:** To the extent that notice is required or implied by any provision of these By-Laws, notice shall be given by sending notice to the email address on file with the Secretary of the Corporation. Each Stockholder understands the need to keep a current email address on file and to give written notice of all changes in the email address to the Secretary of the Corporation. Notice shall be deemed given and received as of the date the notice is sent via email.

**Section 7. Power and Duties of the Board:** The Board shall have the following powers and duties in addition to those set forth in Chapter 78 of the Nevada Revised Statutes or other applicable law:

A.  Policy
    The Board shall control the property and personnel of the Corporation. The Board shall determine the manner and method of conducting the business and affairs of the Corporation.

B.  Budget
    The CEO, President and Treasurer shall prepare and provide a budget for the Corporation and shall supervise the expenditure of funds. The proposed budget shall be presented by the President and Treasurer to the Board at each Annual Meeting. The budget shall be subject to revision at that time and ratification by the Board.

C.  Annual Statement
    The CEO and President shall prepare and provide a Statement of Affairs for the Corporation. The Statement of Affairs shall be presented by the President to the Board at each Annual Meeting. The statement shall be subject to revision at that time and ratification by the Board.

D.  Distributions The Board may approve a distribution of funds to each Stockholder in a pro-rata amount for each share of Stock held in the Corporation.

E.  Compensation
    The Director and Officers may receive reasonable compensation for their services, except that they shall be entitled to and reimbursed for expenses incurred on behalf of the Corporation upon presentation of adequate proof of such expenditure. However, any expenses over $50,000 needs to be approved by the board if there will be a reimbursement.

**Section 8.    Duties of the Board Members**

A.  Director: The duties of the Director shall be:
    1.    General oversight of the business and affairs of the Board; and
    2.    Preside at all meetings of the Board and the Stockholders;

B.  President: The duties of the President shall be:
    1.    Appoint committees and delegate assignments; and
    2.    Serve as the Corporate representative on all business matters.

C.  Secretary: The duties of the Secretary shall be:
    1.    Keep minutes of all meetings of the Board and Stockholders;
    2.    Keep a record of all elections at meetings of the Board and Stockholders;
    3.    See that all notices are duly given as set forth in these By-Laws;

4.     Maintain a register of the shares of stock issued by the Corporation;
5.     Serve as custodian of all records of this Corporation except those required by other Officers and committee chairpersons pursuant to their duties.

D.     Treasurer: The duties of the Treasurer shall be:

1.     Collect funds owing to this Corporation and supervise the disbursement of funds of this Corporation;
2.     Prepare and present to the Director and Officers an annual Budget and report of income and expenditures, accounting for all funds collected and disbursed;

**Section 9 Contracts:** The Board may authorize any Officer or agent of the Corporation to enter into any contract or execute and deliver any instrument on behalf of the Corporation, and such authority may be general or confined to specific instances.

**Section 10 Loans:** No loan shall be taken by the Corporation unless specifically authorized by a resolution of the Board.

**Section 11 Inspection of Records:** The Budget, Minutes, and other administrative and operational records of the Corporation shall be open to inspection upon written demand by the Director, any Officer, and any Stockholder owning more than forty-five percent (45%) of the Shares of stock in the Corporation. The Board and Stockholders agree that this restriction is reasonable and necessary to protect the trade secrets and other confidential and sensitive information contained within the books and records of the Corporation.

**Section 12 Indemnity:** The Director, Officers, and all agents or employees shall be defended and indemnified by the Corporation against all claims relating to the course and scope of their duty or duties to the Corporation. Shareholders of the Corporation agree to indemnify or the Director, Officers, agents, or employees unless there is criminal negligence, intentional misconduct, and/or fraud.

**Section 13 Super Majority Votes:** Motions on the following issues shall require the vote of at least fifty-one percent (51%) of the Stockholders to carry:

A.     Amending these By-Laws;
B.     Capital Contributions;
C.     Removal of the Director or any Officer;
D.     Issuing New Shares of stock;
E.     Issuing New Classes of Shares;
F.     Terminating or rejecting the defense or indemnity of any Director, Officer, agent, or employee; and
G.     Terminating, Dissolving, or winding down the business affairs of the Corporation or liquidating more than half of the assets and property of the Corporation.

**Section 14 Capital Calls.** The Board may approve a Capital Call for each holder of Shares to contribute an additional pro-rata amount to the Corporation with fifteen (15) days' notice. Upon the Board's approval of a Capital Call, a Stockholder Meeting shall be held within fifteen (15) days for the holders of Shares to vote upon confirmation of the Capital Call. If the Capital Call is approved and confirmed at the Stockholder Meeting, then within fifteen (15) days each Stockholder shall contribute to the Corporation a pro-rata amount per share of Stock.

If any stockholder is unable or unwilling to the capital contribution, then that Stockholder shall forfeit one share for each ten dollars ($10.00) in capital contribution not made. Forfeited shares shall be returned to the Corporation to be held as Treasury shares. Forfeited shares may be redeemed by the Stockholder who forfeited them by paying the contribution plus ten percent (10%) to the Corporation within thirty (30) days of the date the capital contribution was due.

**Section 15 Stock Transfer Restrictions.** A Stockholder contemplating a sale or transfer of any shares of Stock in the Corporation to any third party shall first provide written Notice of Intent to Sell Stock to the Board and all the other Stockholders which shall include the name of the proposed purchaser and the full terms and conditions of the proposed sale. The other Stockholders shall have ten (10) days from Notice of Intent to Sell Stock to give written Notice of Intent to Purchase Stock on the same terms and conditions as set forth in the Notice of Intent to Sell Stock.

If no Stockholder gives Notice of Intent to Purchase Stock within ten (10) days, then the Stockholder may sell as set forth in the Notice of Intent to Sell Stock provided that a majority of the remaining Stockholders approve the sale or transfer to the proposed third-party purchaser.

Any purported sale or transfer of shares of Stock in the Corporation undertaken without compliance with all the provisions of Section 15 shall be void and without effect.

Any potential purchaser of shares of Stock in the Corporation Buyer shall be advised of the restrictions imposed by these By-Laws and Nevada law, including but not limited to Chapters 78, 78A, and 90 of the Nevada Revised Statutes.

**Section 16 Definition of Preferences, Privileges, and Rights of Classes of Shares.** The Corporation is authorized to issue Five Hundred Million (500,000,000) Shares of Common Stock and Five Million (5,000,000) shares of Preferred "A" Stock. There shall be two classes of stock in the Corporation; 1) Common Stock and 2) Preferred "A" Stock.

The Preferred "A" stock will have 500 to 1 voting right s compared to common stock. Preferred stock will only be for voting rights and can't be converted into common stock or receive any dividend payments.

Common stock will not receive a dividend payment at this time. However, the Board will have the option to change this at any time with a majority vote. Common Stock will be the only class of stock traded on a stock market at this time.

**Section 17   Catch-All-Provision:**   If or when the Board desires to take action that is not specifically permitted in these By-Laws, then the authority of the Board shall be construed as broadly as reasonably possible to permit the Board to act in the best interests of the Corporation.

## APPROVAL and ACCEPTANCE

The above By-Laws were adopted by the Board as the By-Laws of said Corporation by a unanimous vote of the Stockholders and Board Members for the Corporation.

IN WITNESS WHEREOF, the Director and Officers, and Stockholders of 24/7 Labs Corporation adopt these By-Laws.

**Director and Officer**



Name: Marley Roldan Date: May 1, 2020
Title: Chairwoman & CEO



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-
4201 (775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

## Annual or Amended List and State Business License Application

**☑ ANNUAL** ☐ **AMENDED** (check one)

**List of Officers, Managers, Members, General Partners, Managing Partners, Trustees or Subscribers:**

| 24/7 Labs Corporation | NV20061213946 |
|---|---|
| NAME OF ENTITY | Entity or Nevada Business Identification Number (NVID) |

*TYPE OR PRINT ONLY - USE DARK INK ONLY - DO NOT HIGHLIGHT*

**IMPORTANT:** *Read instructions before completing and returning this form.*

Please indicate the entity type (check only one):

☑ Corporation

    ☑ This corporation is publicly traded, the Central Index Key number is:

         **0001384939**

☐ Nonprofit Corporation (see nonprofit sections below) ☐

**Limited-Liability Company**

☐ Limited Partnership

☐ Limited-Liability Partnership

☐ Limited-Liability Limited Partnership ☐

**Business Trust**

☐ Corporation Sole

| Filed in the Office of | Business Number E0601082006-5 |
|---|---|
| *Barbara K. Cegavske* Secretary of State State Of Nevada | Filing Number 20200770337 |
| | Filed On 07/08/2020 12:33:16 PM |
| | Number of Pages 3 |

Additional Officers, Managers, Members, General Partners, Managing Partners, Trustees or Subscribers, may be listed on a supplemental page.

---

**CHECK ONLY IF APPLICABLE**

Pursuant to NRS Chapter 76, this entity is exempt from the business license fee.

☐ 001 - Governmental Entity

    006 - NRS 680B.020 Insurance Co, provide license or certificate of authority number [ ]

---

**For nonprofit entities formed under NRS chapter 80:** entities without 501(c) nonprofit designation are required to maintain a state business license, the fee is $200.00. Those claiming an exemption under 501(c) designation must indicate by checking box below.

☐ Pursuant to NRS Chapter 76, this entity is a 501(c) nonprofit entity and is exempt from the business license fee. Exemption Code 002

---

**For nonprofit entities formed under NRS Chapter 81:** entities which are Unit-owners' association or Religious, Charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C $ 501(c) are excluded from the requirement to obtain a state business license. Please indicate below if this entity falls under one of these categories by marking the appropriate box. If the entity does not fall under either of these categories please submit $200.00 for the state business license.

    Unit-owners' Association      Religious, charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C. $501(c)

---

**For nonprofit entities formed under NRS Chapter 82 and 80:** Charitable Solicitation Information - check applicable box

Does the Organization intend to solicit charitable or tax-deductible contributions?

☐ No - no additional form is required

☐ Yes - the "Charitable Solicitation Registration Statement" is required.

☐ The Organization claims exemption pursuant to NRS 82A 210 - the "Exemption from Charitable Solicitation Registration Statement" is required

**\*\*Failure to include the required statement form will result in rejection of the filing and could result in late fees. \*\***



Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201 (775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

**Annual or Amended List and State Business License Application - Continued**

Officers, Managers, Members, General Partners, Managing Partners, Trustees or Subscribers:

---

CORPORATION, INDICATE THE <u>PRESIDENT</u>:

**Marley Roldan**
Name

**USA**
Country

**6107 Memorial Hwy, Suite F**
Address

**Tampa**
City

**FL**
State

**33615**
Zip/Postal Code

---

CORPORATION, INDICATE THE <u>SECRETARY</u>:

**Marley Roldan**
Name

**USA**
Country

**6107 Memorial Hwy, Suite F**
Address

**Tampa**
City

**FL**
State

**33615**
Zip/Postal Code

---

CORPORATION, INDICATE THE <u>TREASURER</u>:

**Marley Roldan**
Name

**USA**
Country

**6107 Memorial Hwy, Suite F**
Address

**Tampa**
City

**FL**
State

**33615**
Zip/Postal Code

---

CORPORATION, INDICATE THE <u>DIRECTOR</u>:

**Marley Roldan**
Name

**USA**
Country

**6107 Memorial Hwy, Suite F**
Address

**Tampa**
City

**FL**
State

**33615**
Zip/Postal Code

---

CORPORATION, INDICATE THE <u>DIRECTOR</u>:

**Dr. Larry Duran**
Name

**USA**
Country

**6107 Memorial Hwy, Suite F**
Address

**Tampa**
City

**FL**
State

**33615**
Zip/Postal Code

---

CORPORATION, INDICATE THE <u>DIRECTOR</u>:

**Dr. Reinerio Linares**
Name

**USA**
Country

**6107 Memorial Hwy, Suite F**
Address

**Tampa**
City

**FL**
State

**33615**
Zip/Postal Code

---

SECRETARY OF STATE



STATE OF NEVADA

# NEVADA STATE BUSINESS LICENSE

**24/7 Labs Corporation**

**Nevada Business Identification # NV20061213946 Expiration Date: 08/31/2021**

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.

Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.

**License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived**.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 07/08/2020.

BARBARA K. CEGAVSKE
Secretary of State

Barbara K. Cegavske

Certificate Number: B20200708909853
You may verify this certificate online at http://www.nvsos.gov

